KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 03A

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Gildan Activewear Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our auditors' report dated December 6, 2006 on the consolidated balance sheets of Gildan Activewear Inc. as at October 1, 2006 and October 2, 2005 and the consolidated statements of earnings, retained earnings and cash flows for the years ended October 1, 2006, October 2, 2005 and October 3, 2004 our auditors' report dated December 6, 2006 on reconciliation to United States generally accepted accounting principles our Report on Internal Control over Financial Reporting under Standards of the Public Company Accounting Oversight Board (United States) dated December 6, 2006 on management's assessment of the effectiveness of internal control over financial reporting as of October 1, 2006 and the effectiveness of internal control over financial reporting as of October 1, 2006 each of which is included in this annual report on Form 40-F of Gildan Activewear Inc. for the fiscal year ended October 1, 2006.

/s/KPMG LLP

Chartered Accountants

Montréal, Canada
December 20, 2006

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.